TSINGTAO
青岛啤酒

RECEIVED

Tsingtao Beer Building
May 4th Square
HongKong Road, Central
Qingdao, 266071
P.R.C.

August 29, 2006

The Office of International Corp
The Securities and Exchange Co
100 F Street, N.E.
Washington, D.C. 20549
U.S.A.

06016681

SUPPL

Re: Tsingtao Brewery Company Limited - Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (File No. 82-4021)

Dear Sirs:

Enclosed please find a copies of two documents to be furnished to the Securities and Exchange Commission (the "Commission") pursuant to subparagraph (1)(iii) of Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). In accordance with subparagraphs (4) and (5) of the Rule, the documents furnished herewith are being furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of section 18 of the Exchange Act, and that neither this letter nor the furnishing of the documents pursuant to the Rule shall constitute an admission for any purpose that the Tsingtao Brewery Company Limited, a joint stock limited company established under the laws of the People's Republic of China, is subject to the Exchange Act.

If you have any question in connection with this matter, please contact the undersigned at Tsingtao Brewery Company Limited (telephone: 86-532-8571-3831; facsimile: 86-532-8571-3240).

Very truly yours,

Xiaohang SUN

PROCESSED
SEP 1 1 2006
THOMSON FINANCIAL

(Enclosures)

cc: Lu Yuan / Ruixiang Zhang
(Tsingtao Brewery)
Chun Wei / Da-Wai Hu / Jun Zheng
(Sullivan & Cromwell LLP)

File No. 82 - 4021

TSINGTAO BREWERY COMPANY LIMITED

Index of Documents Delivered to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

August 29, 2006

A. ANNOUNCEMENT FOR RESOLUTIONS PASSED AT THE BOARD MEETING.
B. ANNOUNCEMENT OF 2006 INTERIM RESULTS.

TSINGTAO BREWERY COMPANY LIMITED

(A Sino-foreign joint stock limited company established in the People's Republic of China)

(Stock Code: 168)

ANNOUNCEMENT FOR RESOLUTIONS PASSED AT THE BOARD MEETING

Tsingtao Brewery Company Limited (the "Company") held the 7th meeting of the 5th Board of Directors on 28 August 2006 at which the following issues were reviewed and passed by all directors without dissention:

I. The Company's 2006 interim report (unaudited).

II. Case on planning and construction of beer production base with annual output of 4 million hl in Jinan, Shandong Province, in which the project of Phase 1 is for 2 million hl. It is planned that the total investment for this project may reach RMB300,000,000, and be completed and put into production at the end of 2007. The Board of Directors believed the project had significant strategic meanings to consolidate and expand the Company's existing market share in Shandong after its completion.

III. Case on the feasibility of relocating Tsingtao Brewery (Xuzhou) Pengcheng Company Limited ("Pengcheng Company"). The initial goal for the relocation of Pengcheng Company is to satisfy the needs for the overall city planning put forward by the local government, and will promote the development of Pengcheng Company. With additional investment of about RMB62,000,000, the output capacity of Pengcheng Company could be increased from 0.8 million hl to 1.5 million hl, meanwhile it will realize its goal to build a new plant based on the old one. In this case, Pengcheng Company would offset the losses caused by the relocation with benefits from selling the lands of the old plant, thus will not bring serious negative impacts to the operation and financial situation of the Company.

The Board of Directors
Tsingtao Brewery Company Limited

29 August 2006

Directors of the Company as of the date hereof:

Executive Directors: Mr. LI Guirong (Chairman), Mr. JIN Zhiguo (Vice Chairman), Mr. SUN Mingbo, Mr. LIU Yingdi and Mr. SUN Yuguo;
Non-executive Directors: Mr. Stephen J. BURROWS (Vice Chairman) and Mr. Mark F. SCHUMM;
Independent Directors: Mr. CHU Zhengang, Mr. FU Yang, Ms. LI Yan and Mr. POON Chiu Kwok

TSINGTAO BREWERY COMPANY LIMITED

青島啤酒

(A Sino-foreign joint stock limited company established in the People's Republic of China)

(Stock Code: 168)

ANNOUNCEMENT OF 2006 INTERIM RESULTS

I. UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (PREPARED IN ACCORDANCE WITH HONG KONG FINANCIAL REPORTING STANDARDS)

CONDENSED CONSOLIDATED INTERIM BALANCE SHEET

AS AT 30 JUNE 2006

(ALL AMOUNTS IN RMB THOUSANDS UNLESS OTHERWISE STATED)

	Note	**30 June 2006** *(Unaudited)*	31 December 2005 *(Audited)*
ASSETS			
Non-current assets			
Property, plant and equipment		**5,263,143**	5,263,964
Leasehold land and land use rights		**677,377**	660,197
Intangible assets		**377,234**	379,488
Interest in associates		**22,655**	21,789
Deferred income tax assets		**33,248**	21,806
Available-for-sale financial assets		**993**	993
Other long-term assets		**27,779**	29,880
Total non-current assets		**6,402,429**	6,378,117
Current assets			
Inventories		**1,490,740**	1,423,927
Trade receivables		**144,279**	105,068
Bills receivable		**50,473**	75,213
Deposits, prepayments and other receivables		**357,869**	327,272
Derivative financial instruments		**5,049**	—
Pledged bank deposits		**63,043**	17,570
Cash and cash equivalents		**1,972,066**	1,248,291
Total current assets		**4,083,519**	3,197,341
Total assets		**10,485,948**	9,575,458

EQUITY		
Capital and reserves attributable to shareholders of the company		
Capital	**1,308,219**	1,308,219
Reserves	**3,674,292**	3,673,572
Retained earnings	**(21,973)**	(25,401)
	4,960,538	4,956,390
Minority interests	**552,734**	576,686
Total equity	**5,513,272**	5,533,076
LIABILITIES		
Non-current liabilities		
Borrowings	**22,935**	21,786
Derivative financial instruments	**—**	90
Deferred income tax liabilities	**16,505**	17,374
Long-term loan due to a shareholder	**119,934**	121,053
Total non-current liabilities	**159,374**	160,303
Current liabilities		
Trade payables	**913,808**	710,997
Bills payable	**408,472**	345,844
Accruals and other payables	**2,160,070**	1,576,309
Deposits and advance from customers	**198,219**	219,005
Taxes payable	**141,303**	61,981
Dividends payable	**215,536**	12,221
Borrowings	**769,509**	949,171
Current portion of long-term bank loans	**6,385**	6,551
Total current liabilities	**4,813,302**	3,882,079
Total liabilities	**4,972,676**	4,042,382
Total equity and liabilities	**10,485,948**	9,575,458
Net current liabilities	**(729,783)**	(684,738)
Total assets less current liabilities	**5,672,646**	5,693,379

CONDENSED CONSOLIDATED INTERIM INCOME STATEMENT

FOR THE SIX MONTHS ENDED 30 JUNE 2006

(ALL AMOUNTS IN RMB THOUSANDS UNLESS OTHERWISE STATED)

		Six months ended 30 June	
	Note	**2006**	2005
		(Unaudited)	*(Unaudited)*
Sales	*3*	**5,767,651**	4,977,182
Cost of goods sold	*5*	**(3,963,369)**	(3,510,812)
Gross profit		**1,804,282**	1,466,370
Other gains (net)		**42,345**	64,318
Selling and marketing costs	*5*	**(1,066,409)**	(831,678)
Administrative expenses	*5*	**(372,563)**	(362,290)
Other operating (loss)/gains (net)	*5*	**(35,103)**	4,452
Operating profit		**372,552**	341,172
Finance costs		**(16,020)**	(36,622)
Share of loss of associates		**(575)**	(3,150)
Profit before income tax		**355,957**	301,400
Income tax expense	*6*	**(112,978)**	(83,191)
Profit for the half-year		**242,979**	218,209
Attributable to:			
— Shareholders of the Company		**212,743**	173,640
— Minority interests		**30,236**	44,569
		242,979	218,209
Earnings per share for profit attributable to the Shareholders of the Company during the period (expressed in RMB per share)		***RMB per share***	*RMB per share*
— Basic	*7*	**0.16**	0.15
— Diluted	*7*	**N/A**	N/A
Dividends	*8*	**—**	—

1. BASIS OF PREPARATION

This condensed consolidated interim financial information for the half-year ended 30 June 2006 has been prepared in accordance with HKAS 34, "Interim financial reporting". The interim condensed financial report should be read in conjunction with the annual financial statements for the year ended 31 December 2005.

2. ACCOUNTING POLICIES

The accounting policies adopted are consistent with those of the annual financial statements for the year ended 31 December 2005, as described in the annual financial statements for the year ended 31 December 2005.

The following new standards, amendments to standards and interpretations are mandatory for financial year ending 31 December 2006.

- Amendment to HKAS 19, "Actuarial gains and losses, group plans and disclosures", effective for annual periods beginning on or after 1 January 2006. This amendment is not relevant for the Group;

- Amendment to HKAS 39, Amendment to "The fair value option", effective for annual periods beginning on or after 1 January 2006. This amendment is not relevant for the Group;

- Amendment to HKAS 21, Amendment "Net investment in a foreign operation", effective for annual periods beginning on or after 1 January 2006. This amendment does not have material impact on the Group's consolidated equity;

- Amendment to HKAS 39, Amendment "Cash flow hedge accounting of forecast intragroup transactions", effective for annual periods beginning on or after 1 January 2006. This amendment is not relevant for the group;

- Amendment to HKAS 39 and IFRS/HKFRS 4, Amendment "Financial guarantee contracts", effective for annual periods beginning on or after 1 January 2006. This amendment was assessed to have no significant effect to the Group;

- HKFRS 6, "Exploration for and evaluation of mineral resources", effective for annual periods beginning on or after 1 January 2006. This standard is not relevant for the Group;

- HK(IFRIC)-Int 4, "Determining whether an arrangement contains a lease", effective for annual periods beginning on or after 1 January 2006. The Group has performed a review on all its contracts, and has not identified any of them to be required to be accounted for as leases in accordance with HKAS17;

- HK(IFRIC)-Int 5, "Rights to interests arising from decommissioning, restoration and environmental rehabilitation funds", effective for annual periods beginning on or after 1 January 2006. This interpretation is not relevant for the Group; and

- HK(IFRIC)-Int 6. "Liabilities arising from participating in a specific market — waste electrical and electronic equipment", effective for annual periods beginning on or after 1 December 2005. This interpretation is not relevant for the group.

The following new standards, amendments to standards and interpretations have been issued but are not effective for 2006 and have not been early adopted:

- IFRIC/HK(IFRIC)-Int 7, "Applying the Restatement Approach under IFRS/HKFRS 29", effective for annual periods beginning on or after 1 March 2006. Management do not expect the interpretation to be relevant for the Group;

- IFRIC/HK(IFRIC)-Int 8, "Scope of IFRS/HKFRS 2", effective for annual periods beginning on or after 1 May 2006. Management do not expect this interpretation to be relevant for the Group;

- IFRIC/HK(IFRIC)-Int 9, "Reassessment of Embedded Derivatives", effective for annual periods beginning on or after 1 June 2006. Management believes that this interpretation should not have a significant impact on the reassessment of embedded derivatives as the Group already assess if embedded derivative should be separated using principles consistent with IFRIC/HK(IFRIC)-Int 9; and

- IFRS/HKFRS 7, "Financial instruments: Disclosures", effective for annual periods beginning on or after 1 January 2007. IAS/HKAS 1, "Amendments to capital disclosures", effective for annual periods beginning on or after 1 January 2007. The Group assessed the impact of IFRS/HKFRS 7 and the amendment to IAS/HKAS 1 and concluded that the main additional disclosures will be the sensitivity analysis to market risk and capital disclosures required by the amendment of IAS/HKAS 1. The Group will apply IFRS/HKFRS 7 and the amendment to IAS/HKAS 1 from annual periods beginning 1 January 2007.

3. SEGMENT INFORMATION

(a) Primary reporting format — geographical segment

Due to the fact that the Group's principal operating activities are the sales of beer products throughout the PRC, management considers that the primary reporting segment is the geographical segment as follows:

	(Unaudited) Six months ended 30 June 2006						
	Qingdao Region	Other Shandong Regions	Huabei Region	Huanan Region	Overseas *(Note a)*	Eliminations	Consolidated
Turnover							
External sales	2,009,333	537,198	1,435,848	1,634,137	151,135	—	5,767,651
Inter-segment sales	77,854	342,315	51,358	18,289	—	(489,816)	—
	2,087,187	879,513	1,487,206	1,652,426	151,135	(489,816)	5,767,651
Results							
Segment results	239,611	13,923	52,845	99,668	42,027		448,074
Unallocated expenses, net							(75,522)
Operating profit							372,552
Finance costs							(16,020)
Share of loss of associates	(575)	—	—	—	—		(575)

Profit before income tax							**355,957**
Income tax expense							**(112,978)**
Profit for the half-year							**242,979**
Other information							
Depreciation	**37,836**	**38,903**	**54,552**	**118,400**	**340**	**—**	**250,031**
Amortisation of land use rights and intangible assets	**2,825**	**1,583**	**3,757**	**5,186**	**—**	**—**	**13,351**
Property, plant and equipment impairment losses	**5,260**	**16,525**	**14,442**	**21,496**	**—**	**—**	**57,723**

			(Unaudited) Six months ended 30 June 2005				
	Qingdao Region	Other Shandong Regions	Huabei Region	Huanan Region	Overseas *(Note a)*	Eliminations	Consolidated
Turnover							
External sales	1,507,282	526,088	1,342,525	1,465,956	135,331	—	4,977,182
Inter-segment sales	121,430	172,055	30,036	16,908	—	(340,429)	—
	1,628,712	698,143	1,372,561	1,482,864	135,331	(340,429)	4,977,182
Results							
Segment results	206,153	2,823	59,937	50,580	36,609		356,102
Unallocated expenses, net							(14,930)
Operating profit							341,172
Finance costs							(36,622)
Share of losses of associates	(3,150)	—	—	—	—		(3,150)
Profit before income tax							301,400
Income tax expense							(83,191)
Profit for the half-year							218,209
Other information							
Depreciation	48,912	39,942	60,403	115,785	332	—	265,374
Amortisation of land use rights and intangible assets	5,644	3,416	7,395	10,985	—	—	27,440
Property, plant and equipment impairment losses	—	19,664	12,974	14,717	—	—	47,355

(Unaudited)
As at 30 June 2006

	Qingdao Region	Other Shandong Regions	Huabei Region	Huanan Region	Overseas *(Note a)*	Eliminations	Consolidated
Assets							
Segment assets	6,895,785	1,225,798	2,244,925	5,411,175	—	(6,441,046)	9,336,637
Interests in associates	25,131	—	—	—	—	—	25,131
Unallocated assets							1,124,180
							10,485,948
Liabilities							
Segment liabilities	1,837,910	1,107,361	1,943,557	4,073,457	—	(4,603,353)	4,358,932
Unallocated liabilities							613,744
							4,972,676
Capital expenditure	68,712	17,087	217,059	51,462	1,257	—	355,577

As at 31 December 2005

	Qingdao Region	Other Shandong Region	Huabei Region	Huanan Region	Overseas *(Note a)*	Eliminations	Consolidated
Assets							
Segment assets	5,907,566	1,485,587	2,217,406	4,943,403	—	(5,735,037)	8,818,925
Interests in associates	21,789	—	—	—	—	—	21,789
Unallocated assets							734,744
							9,575,458
Liabilities							
Segment liabilities	1,176,343	1,246,351	1,603,185	3,484,597	—	(3,726,943)	3,783,533
Unallocated liabilities							258,849
							4,042,382
Capital expenditure — for the six months ended 30 June 2005	23,623	17,638	39,653	832,894	112	—	913,920

Note a: The segment represents sales of goods to regions (including Hong Kong) out of the PRC through an overseas subsidiary of the Group, or the Group's PRC branches and subsidiaries established for overseas sales. Separable segment assets and liabilities are insignificant to the Group as a whole.

(b) **Secondary reporting format — business segment**

The Group is mainly engaged in the production and distribution of beer products. Accordingly, no analysis of business segment information is provided.

4. CAPITAL EXPENDITURE

	Tangible and intangible assets
Six months ended 30 June 2005	
Opening net book amount 1 January 2005	6,267,823
Acquisition of subsidiary	547,390
Additions	195,217
Disposals	(34,494)
Depreciation and amortisation	(292,814)
Impairment	(56,853)
Closing net book amount 30 June 2005	6,626,269
Six months ended 30 June 2006	
Opening net book amount at 1 January 2006	**6,303,649**
Additions	**355,577**
Disposals	**(20,366)**
Depreciation and amortisation	**(263,382)**
Impairment	**(57,724)**
Closing net book amount at 30 June 2006	**6,317,754**

5. EXPENSES BY NATURE

Expenses included in cost of goods sold, selling and marketing costs and administrative expenses are analysed as follows:

	Six months ended 30 June	
	2006	2005
	(Unaudited)	*(Unaudited)*
Staff costs	**224,603**	167,852
Costs of inventories (including direct materials, direct labor and overheads)	**3,382,947**	2,946,032
Depreciation of fixed assets	**250,031**	265,374
Amortisation of leasehold land and intangible assets	**13,351**	27,440
(Reversal)/provision for doubtful debts	**(3,709)**	22,270
Impairment loss on property, plant and equipment	**57,723**	46,588
Impairment loss on goodwill	**—**	10,265
(Reversal)/write-down of inventories to net realisable value	**(11,969)**	15,352

6. INCOME TAX EXPENSE

	Six months ended 30 June	
	2006	2005
	(Unaudited)	*(Unaudited)*
Current income tax		
— Hong Kong income tax *(i)*	**1,995**	1,664
— PRC enterprise income tax *(ii)*	**123,294**	81,889
Deferred income tax	**(12,311)**	(362)
	112,978	83,191

(i) Hong Kong income tax

Hong Kong income tax has been provided at the rate of 17.5% (2005: 17.5%) on the estimated assessable profit for the period.

(ii) PRC enterprise income tax ("EIT")

EIT is provided on the estimated assessable income of the period calculated in accordance with the relevant regulations of the PRC after considering all the available tax benefits from refunds and allowances.

In accordance with an approval document dated 18 April 1994 issued by the State Administration for Taxation ("SAT") of the PRC, net profit earned by the Company is subject to EIT at 15%, which is effective from the date of establishment of the Company and until there is further changes of the relevant laws and regulations. The Company also received a confirmation from the Ministry of Finance of Qingdao on 23 March 1997 that this preferential tax treatment would not be terminated until further notice.

Tsingtao Brewery (Chenzhou) Company Limited ("Chenzhou Company") was approved as enterprises with foreign investment and therefore, it is exempt from EIT for two years starting from the first year of profit-marking after offsetting prior year tax losses, followed by a 50% reduction for the next three consecutive years thereafer. 2006 is the fifth profitable year of Chenzhou Company. Accordingly, EIT for Chenzhou Company was provided at reduced rate of 16.5%.

Shenzhen Tsingtao Brewery Sales Company Limited, Shenzhen Tsingtao Beer Asahi Company Limited, Huanan Holding Company Limited, Tsingtao Brewery (Doumen) Melt Company Limited , Tsingtao Brewery (Zhuhai) Company, Tsingtao Brewery (Xiamen) Company Limited and Tsingtao Brewery (Xianmen) Sales Company Limited were established in Shenzhen, Zhuhai and Xiamen Special Economic Zones for the PRC where they conduct their operations. Accordingly, they are subject to EIT at a reduced rate of 15%.

Other subsidiaries of the Group which are established and operating in the PRC are subject to EIT at a standard rate of 33% based on their respective assessable income for the year.

7. EARNINGS PER SHARE

The basic earnings per share is calculated by dividing the profit attributable to shareholders of the Company by the weighted average number of ordinary shares in issue during the half-year, excluding ordinary shares purchased by the Company and held as treasury shares.

	Six months ended 30 June	
	2006	2005
	(Unaudited)	*(Unaudited)*
Profit attributable to shareholders of the Company *(RMB'000)*	**212,743**	173,640
Weighted average number of ordinary shares in issue *(thousands)*	**1,308,219**	1,168,339
Basic earnings per share *(RMB per share)*	**0.16**	0.15

No diluted earnings per share information was presented for 2005 and 2006 as there were no dilutive potential ordinary shares as of 30 June 2005 and 2006.

8. DIVIDENDS

During the period, a final dividend for 2005 amounting to RMB209,315,000 (dividend per share: RMB0.16) were approved in Annual General Meeting held on 29 June 2006. The Board of Directors do not recommend the payment of an interim dividend for the period (30 June 2005: nil).

II. DIVIDENDS

The Company will not distribute interim dividends for the 6 months ended on 30 June 2006 pursuant to the provisions in the articles of association of the Company.

III. MANAGEMENT DISCUSSIONS AND ANALYSIS

1. Review of 1H06 Operational Results

In the first half of 2006, China's brewery industry continued the trend of steady growth driven by the further rapid growth of China's economy, with accumulated output of 164.2 million hl representing y-o-y growth of 14.2% (from reports by National Bureau of Statistics China).

In the first half-year, the hike of prices including energy, raw materials brings certain impacts towards the manufacturing costs of the national beer manufacturers. However, the Company realized solid growth of main performance indicators, and became the No. 1 in the national brewery industry with its brand value reaching RMB22.473 billion, by further carrying out a series of operational measures of organizational reform and in-depth integration under the guideline of "To improve professional operating capacity with detailed management and innovative marketing; to expand the value-added room for the value chain with in-depth integration and continuous reforms".

The Company's accumulated sales volumes for the first half-year reached 22.76 million hl with y-o-y growth rate of 10.5%, which was accounted for 13.9% of the national total output. In the same period, driven by the great achievements in brands integration

and continuous optimization of product structure, the Company realized its growth of gross profit, in which on y-o-y base, the sales volume of its main brands increased 24%, and meanwhile, the sales volume of its top 6 brands was accounted to 75% of the Company's total sales volume, 10 percentages higher from the previous year.

After being successfully chosen the sponsor of Beijing 2008 Olympic Games in last year, Tsingtao Brewery started its Olympic marketing and then launched a series of spreading program of it, such as, sponsoring the Torino 2006 Winter Games; launching an theme interactive TV program with CCTV during the World Cup; launching an activity named "I am the Champion" with Hunan TV and a nation-wide caravan road-show with China National Radio to spread the Olympic spirits to the public throughout the whole country. Through these activities, the Company promoted its brand image of Tsingtao Beer to a higher level and attracted more young consumers.

2. Use of Proceeds

The Company collected RMB787 million through additional A-share issuance in 2001. Till date, RMB680.54 million of it has been used in accumulation, in which RMB50 million was used in this year. And the remaining proceeds of RMB77.19 million will be temporarily used in the circulation of the Company's current funds. For the need of economic development in north-west market and adjusting product structure, the Company has started Project of Construction of 0.5 million hl Draft Beer Line of Tsingtao Brewery (Xi'an) Company - Project of Investment with Proceeds from 2001 Additional A-share Issuance. It is expected that the project will be completed in November 2006. Furthermore, all other projects invested with proceeds from other additional issuance have created benefits after being completed and put into production.

3. Outlook for 2H06

In the second half-year, the Company will improve its operational efficiency of the whole supply chain through continuously implementing the working principles and focuses determined at the beginning of the year, centralizing its sustainable development, promoting its organizational reform, and improving the management through information technology. At the same time, it will ensure to realize its full-year operational target by insisting on the main line of Olympic marketing, promoting the target of building young, fashionable and international image for Tsingtao Beer, and keeping on raising its shareholders' value.

IV. SIGNIFICANT EVENTS

1. There were no serious issues on litigation and arbitration of the Company during the report period.

2. Under the approval by the Board of Directors of the Company on 17 March 2006, Tsingtao Brewery (Baoji) Company Limited ("Hans Baoji"), which was managed by a controlling subsidiary of the Company, entered into Assets Sales Agreement with Baoji Brewery Co., Ltd, ("Baoji Brewery") on 20 March 2006. It is stated by the Agreement that Hans Baoji acquired some brewing-related assets including premises, lands, and machineries and equipments of the East

Plant from Baoji Brewery for RMB123,320,000 in cash with its own funds. Such assets are valued at RMB110,440,000, by a third party valuer and its original book value is RMB97, 800,000. At present, the procedures for the transfer of acquired assets have been completed.

3. Under the *Entrusted Operation and Management Agreement* and its supplementary agreement signed between the Company and Tsingtao Brewery Group Company Limited ("Group Company"), the Company went on to manage the Group Company's 80% stake in Tsingtao Brewery (Yangzhou) Company Limited ("Yangzhou Company") as its custodian and included it into the consolidation scope of the financial statements in the report period. Besides that, there are no other custody issues of the Company.

4. On 16 July 2005, Tsingtao Brewery No. 5 Company Limited, a controlling subsidiary of the Company, provided guarantee of RMB24,000,000 for loans of Qingdao Tsingtao Beer & Asahi Company Limited, subject to its holding percentage of 40% in it. The guarantee period is from 16 July 2005 to 16 July 2006. Besides, all of the Company's guarantees to third parties during the report period were for bank loans, bills and current borrowings for its subsidiaries under the approval of the Board of Directors. As of 30 June 2006, the total amount of guarantees provided by the Company for bank loans, accepted bills of exchange and borrowings for its subsidiaries had reached RMB492,000,000.

5. Mr. CHEN Jun, the external supervisor of the Company, applied to resign his duty as Supervisor due to heavy work. His resignation was effective from 29 May 2006. Besides that, no other new recruitments or dismisses of senior management of the Company ever occurred in the report period.

6. There were no listed shares of the Company purchased, sold or redeemed by the Company and any of its subsidiaries in the report period.

V. RIGHTS OF DIRECTORS AND SUPERVISORS

The Company and its subsidiaries did not work out any arrangements in the report period so that any of its directors, supervisors and chief executive may obtain benefits from purchasing the Company's shares.

VI. AUDIT AND FINANCE COMMITTEE

The Audit and Finance Committee under the Board of Directors of the Company has reviewed the unaudited 2006 Interim Report of the Company.

VII. CODE OF CORPORATE GOVERNANCE PRACTICES

The Company has made amendments to the working principles of the Audit and Finance Committee under the Board of Directors pursuant to the requirements stated in the Appendix 14 *Code of Corporate Governance Practices* (the "*Requirements*") of *Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited*. As a result, the Audit and Finance Committee takes regular supervision over

the Company's financial reporting system and internal control procedures as conventional unit in charge of the Company's internal control, to further strengthen the construction of the Company's internal control system. In the report period, there was no incompliance with the *Requirements*.

By Order of the Board of Directors
LI GUIRONG
Chairman

Qingdao, the PRC

28 August 2006

Directors of the Company as of the date hereof :

Executive Directors:	*Mr. LI Guirong (Chairman), Mr. JIN Zhiguo (Vice Chairman), Mr. SUN Mingbo, Mr. LIU Yingdi and Mr. SUN Yuguo;*
Non-executive Directors:	*Mr. Stephen J. BURROWS (Vice Chairman) and Mr. Mark F. SCHUMM;*
Independent Directors:	*Mr. CHU Zhengang, Mr. FU Yang, Ms. LI Yan and Mr. POON Chiu Kwok*

TSINGTAO
青岛啤酒

RECEIVED
2006 SEP -8 P 12:22
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Tsingtao Beer Building
May 4th Square
HongKong Road, Central
Qingdao, 266071
P.R.C.

August 31, 2006

The Office of International Corporate Finance
The Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
U.S.A.

Re: Tsingtao Brewery Company Limited - Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (File No. 82-4021)

Dear Sirs:

Enclosed please find a copy of a document to be furnished to the Securities and Exchange Commission (the "Commission") pursuant to subparagraph (1)(iii) of Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). In accordance with subparagraphs (4) and (5) of the Rule, the document furnished herewith is being furnished with the understanding that it shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of section 18 of the Exchange Act, and that neither this letter nor the furnishing of the document pursuant to the Rule shall constitute an admission for any purpose that the Tsingtao Brewery Company Limited, a joint stock limited company established under the laws of the People's Republic of China, is subject to the Exchange Act.

If you have any question in connection with this matter, please contact the undersigned at Tsingtao Brewery Company Limited (telephone: 86-532-8571-3831; facsimile: 86-532-8571-3240).

Very truly yours,

孙晓航

Xiaohang SUN

(Enclosure)

cc: Lu Yuan / Ruixiang Zhang
(Tsingtao Brewery)
Chun Wei / Da-Wai Hu / Jun Zheng
(Sullivan & Cromwell LLP)

File No. 82 - 4021

TSINGTAO BREWERY COMPANY LIMITED

Index of Documents Delivered to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

August 31, 2006

A. ANNOUNCEMENT AND RESUMPTION OF TRADING.

TSINGTAO
青島啤酒

TSINGTAO BREWERY COMPANY LIMITED

(A Sino-foreign joint stock limited company established in the People's Republic of China)

(Stock Code: 168)

ANNOUNCEMENT AND RESUMPTION OF TRADING

The Company announces that its non-circulating shareholder, SASACQ is formulating a share reform proposal. In order to facilitate the implementation of the share reform proposal, the Company has been informed by SASACQ that:

(a) on 29th August 2006, a wholly owned subsidiary of SASACQ, Conson, has entered into a conditional Sale and Purchase Agreement with ZYX, a wholly owned subsidiary of another shareholder of the Company, China Orient, whereby Conson has conditionally agreed to acquire from ZYX 26,164,384 shares (representing a 2.0% interest in the Company). After completion of the Sale and Purchase Agreement, the aggregate shareholding of SASACQ and Conson in the Company will increase from 30.6% to 32.6%; and

(b) on 29th August 2006, Conson and an independent third party, Shandong International Trust, have entered into a Trust Agreement pursuant to which Conson has appointed Shandong International Trust to acquire 3,085,616 shares (representing a 0.2% interest in the Company) from ZYX and to hold the same on trust for Conson. These shares represent the remaining interest held by ZYX in the Company. However, neither Conson nor Shandong International Trust has the right to exercise the voting rights relating to these shares. On the same day, Shandong International Trust has also entered into a Sale and Purchase Agreement with ZYX to acquire from ZYX 3,085,616 shares in the Company.

Confirmation has been obtained from SFC that SASACQ and Conson will not be required to make a mandatory offer pursuant to Rule 26.1(c) of the Takeovers Code in respect of the acquisitions.

Trading in the H shares of the Company has been suspended with effect from 9:30 a.m. on Tuesday, 29th August 2006 pending release of this announcement. An application has been made to the HKSE for resumption of trading in the H shares of the Company with effect from 9:30 a.m. on Thursday, 31st August 2006.

Trading in the A shares of the Company on the SSE has also been suspended with effect from Tuesday, 29th August 2006 pending disclosure of the above. It is expected that trading of the A shares of the Company on SSE will continue to be suspended pending disclosure of more details of the above share reform proposal while trading of the H shares on the HKSE will not be affected.

This announcement is made pursuant to Rule 13.09(1) of the Listing Rules.

Tsingtao Brewery Company Limited (the "Company") announces that its non-circulating shareholder, State-owned Asset Supervision and Administration Commission of the People's Government of Qingdao ("SASACQ") is formulating a share reform proposal. In order to facilitate the implementation of the share reform proposal, the Company has been informed by SASACQ that:

(a) on 29th August 2006, a wholly owned subsidiary of SASACQ, Qingdao Conson Industrial Corp. ("Conson"), has entered into a conditional Sale and Purchase Agreement with Shandong ZYX

Investment Co., Ltd. ("ZYX"), a wholly owned subsidiary of another shareholder of the Company, China Orient Asset Management Corporation ("China Orient"), whereby Conson has conditionally agreed to acquire from ZYX 26,164,384 shares (representing a 2.0% interest in the Company). After completion of the Sale and Purchase Agreement, the aggregate shareholding of SASACQ and Conson in the Company will increase from 30.6% to 32.6%. (Pursuant to the Strategic Investment Agreement dated 21st October 2002, SASACQ and Anheuser-Busch Companies, Inc. are deemed acting in concert in respect of the Company and their aggregate shareholding before the acquisitions set out in this announcement is 57.6 % of the issued share capital of the Company); and

(b) on 29th August 2006, Conson and an independent third party, Shandong International Trust & Investment Co., Ltd. ("Shandong International Trust"), have entered into a Trust Agreement pursuant to which Conson has appointed Shandong International Trust to acquire 3,085,616 shares (representing a 0.2% interest in the Company) from ZYX and to hold the same on trust for Conson. These shares represent the remaining interest held by ZYX in the Company. However, neither Conson nor Shandong International Trust has the right to exercise the voting rights relating to these shares. On the same day, Shandong International Trust has also entered into a Sale and Purchase Agreement with ZYX to acquire from ZYX 3,085,616 shares in the Company.

Confirmation has been obtained from the Securities and Futures Commissions ("SFC") that SASACQ and Conson will not be required to make a mandatory offer pursuant to Rule 26.1(c) of The Code on Takeovers and Mergers (the "Takeovers Code") in respect of the acquisitions.

Trading in the H shares of the Company has been suspended with effect from 9:30 a.m. on Tuesday, 29th August 2006 pending release of this announcement. An application has been made to The Stock Exchange of Hong Kong Limited ("HKSE") for resumption of trading in the H shares of the Company with effect from 9:30 a.m. on Thursday, 31st August 2006.

Trading in the A shares of the Company on the Shanghai Stock Exchange ("SSE") has also been suspended with effect from Tuesday, 29th August 2006 pending disclosure of the above. It is expected that trading of the A shares of the Company on SSE will continue to be suspended pending disclosure of more details of the above share reform proposal while trading of the H shares on HKSE will not be affected.

This announcement is made pursuant to Rule 13.09(1) of the Rules Governing the Listing of Securities on HKSE (the "Listing Rules").

Further announcement will be made on the share reform proposal or any price sensitive information as and when necessary.

Board of Directors
Tsingtao Brewery Company Limited

30th August 2006

The directors of the Company jointly and severally accept full responsibility for the accuracy of the information contained in this announcement and confirm, having made all reasonable enquiries,, that to the best of their knowledge, opinions expressed in this announcement have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statement in relation to the Company misleading.

Directors of the Company as of the date hereof:

Executive Directors:	*Mr. LI Guirong (Chairman), Mr. JIN Zhiguo (Vice Chairman), Mr. SUN Mingbo, Mr. LIU Yingdi and Mr. SUN Yuguo;*
Non-executive Directors:	*Mr. Stephen J. BURROWS (Vice Chairman) and Mr. Mark F. SCHUMM;*
Independent Directors:	*Mr. CHU Zhengang, Mr. FU Yang, Ms. LI Yan and Mr. POON Chiu Kwok*